Exhibit 97
Norfolk Southern Corporation
Incentive-Based Compensation Recovery Policy
Section 1. Introduction. The board of directors (the “Board”) of Norfolk Southern Corporation (the “Company”) has adopted this policy (the “Policy”) to provide for the recovery by the Company, in the event of a Recovery Trigger (as defined below), of certain incentive-based compensation received by certain current and former executive officers, as further specified in this Policy.
This Policy is intended to comply with the requirements of Section 303A.14 of the Listed Company Manual of the New York Stock Exchange (the “NYSE”) relating to erroneously awarded compensation.
Section 2. Administration. The Board, or if delegated by the Board, the Human Capital Management and Compensation Committee of the Board (the “Committee”),i will administer and interpret this Policy and make all determinations for the administration of this Policy. Any determinations made by the Board and/or the Committee, as applicable, will be final, binding, and conclusive on all affected individuals. For the avoidance of doubt, any director who is a Covered Individual (as defined below) under this Policy may not participate in discussions related to, or vote on, any potential recovery of their Incentive-Based Compensation (as defined below) under this Policy.
Section 3. Statement of Policy. Following the occurrence of a Recovery Trigger, the Company will recover reasonably promptlyii the Erroneously Awarded Compensation (as defined below) from the applicable Covered Individual(s), except as in accordance with this Policy.
Section 4. Covered Individuals Subject to this Policy. The Policy is applicable to any current or former “executive officer” of the Company as defined in Section 303A.14 of the NYSE Listed Company Manual who “received” (see Section 7 below) the subject Incentive-Based Compensation after beginning service as an “executive officer” and who served as an “executive officer” at any time during the performance period (for that Incentive-Based Compensation) covered by the Recovery Period (as defined below) (together, “Covered Individuals”).
Section 5. Recovery Trigger for Accounting Restatements. A “Recovery Trigger” will have occurred upon the earlier to occur of: (i) the date the Board, the Audit Committee of the Board, or the officer or officers of the Company authorized to take such action concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement (as defined below), or (ii) the date a court, regulator or other legally authorized body directs the Company to prepare an Accounting Restatement.
For the purposes of this Policy, an “Accounting Restatement” means a restatement of the Company’s financial statements due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement (i) to correct an error in previously issued financial statements that is material to the previously issued financial statements or (ii) that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.iii
For the avoidance of doubt, the Company’s obligation to recover Erroneously Awarded Compensation is not dependent on if or when the restated financial statements are filed with the Securities and Exchange Commission (“SEC”).

Section 6. Recovery Period. The Policy will apply to Incentive-Based Compensation “received” (see Section 7 below) during the three completed fiscal years immediately preceding the date on which a Recovery Trigger occurs (the “Recovery Period”). In addition to these last three completed fiscal years, this Policy applies to any transition period (that results from a change in the Company’s fiscal year) within or immediately following such three completed fiscal years. However, a transition period between the last day of the Company’s previous fiscal year end and the first day of its new fiscal year that comprises a period of nine to 12 months would be deemed a completed fiscal year.
Section 7. Compensation “Received”. Incentive-Based Compensation is deemed “received” by a Covered Individual in the Company’s fiscal period during which the Financial Reporting Measure (as defined below) specified in the Incentive-Based Compensation award is attained, even if the payment or grant of the applicable award occurs after the end of that period. Notwithstanding anything to the contrary contained herein, the only compensation subject to this Policy is Incentive-Based Compensation “received” by Covered Individuals on or after October 2, 2023 and while the Company had a class of securities listed on a national securities exchange or a national securities association.
Section 8. Incentive-Based Compensation Subject to Recovery. Any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure (“Incentive-Based Compensation”) will be subject to this Policy. A “Financial Reporting Measure” is a measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements and any measures that are derived wholly or in part from such measures. Stock price and total shareholder return are also Financial Reporting Measures. A Financial Reporting Measure need not be presented within the financial statements or included in a filing with the SEC. Incentive-Based Compensation is subject to recovery under this Policy even if the Accounting Restatement was not due to any misconduct or failure of oversight on the part a Covered Individual.
Section 9. Recovery of Erroneously Awarded Compensation. In the event of a Recovery Trigger, the Company will seek to recover from any applicable Covered Individual an amount of Incentive-Based Compensation “received” (see Section 7 above) that exceeds the amount that otherwise would have been “received” (see Section 7 above) by such Covered Individual had it been determined based on the restated amounts, computed without regard to any taxes paid (such excess amount, the “Erroneously Awarded Compensation”). For Incentive-Based Compensation based on stock price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in an Accounting Restatement, (i) the amount must be based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was “received” (see Section 7 above), and (ii) the Company will maintain documentation of that reasonable estimate and, if required by the NYSE, provide such documentation to the NYSE.
Section 10. Limited Exceptions to Recovery. The Company must recover Erroneously Awarded Compensation in compliance with this Policy, except to the extent that the conditions of paragraphs (c)(1)(iv)(A), (B) or (C) of Section 303A.14 of the NYSE Listed Company Manual and the Committee, or in the absence of such a committee, a majority of the independent directors serving on the Board, has made a determination that recovery would be impracticable.
Section 11. Method of Recovery. The Board and/or Committee, as applicable, will determine in its sole discretion how the Company will effect any reimbursement or recovery pursuant to this Policy, including, but not limited to the following (in each case subject to applicable law): (i) seeking repayment from the Covered Individual; (ii) reducing the amount that would otherwise be payable to the Covered Individual under any compensatory plan, program, agreement, policy or arrangement maintained by the Company or any of its affiliates; (iii) canceling any outstanding vested or unvested award (whether cash- or equity-based) previously granted to the Covered Individual; (iv) withholding payment of future increases in compensation (including payment of any permissible discretionary bonus payments or amounts) or grants of compensatory or equity awards that otherwise would have been made in accordance with the Company’s applicable compensation practices or decisions; or (v) any combination of the foregoing.
Section 12. Policy Relationship to other Recoupment or Clawback Provisions. This Policy supplements any requirements imposed pursuant to applicable law or regulations, any clawback or recovery provision in the Company’s other policies, plans, awards and individual employment or other agreements (including any recovery provisions in the Company’s equity incentive plans or award agreements), and any other rights or remedies available to the Company, including termination of employment.
In the event that a recovery is initiated under this Policy, amounts of Incentive-Based Compensation previously recovered by the Company from a Covered Individual pursuant to the Company’s other policies, plans, awards and individual employment or other agreements shall be considered so that recovery is not duplicative, provided that in the event of a conflict between any applicable clawback or recoupment provision, including this Policy, the right to clawback or recoupment shall be interpreted to result in the greatest clawback or recoupment from the Covered Individual.
Section 13. Amendment or Termination of Policy. The Board may amend this Policy at any time, and from time to time, in its discretion. The Board may terminate this Policy at any time.
Section 14. Disclosure. The Company is required to file this Policy as an exhibit to its Form 10-K filed with the SEC and is also subject to the disclosure requirements of Item 402(w) of Regulation S-K, SEC Rule 10D-1 and Section 303A.14 of the NYSE Listed Company Manual, as applicable.
Section 15. Indemnification. The Company is prohibited from indemnifying any Covered Individual against the loss of Erroneously Awarded Compensation, including any payment or reimbursement for the cost of third-party insurance purchased by any Covered Individual to fund potential obligations to the Company under this Policy.
Section 16. Successors. This Policy shall be binding and enforceable against all Covered Individuals and their successors, heirs, beneficiaries, executors, administrators or other legal or personal representatives.
Section 17. Validity and Enforceability. To the extent that any provision of this Policy is found to be unenforceable or invalid under any applicable law, such provision will be applied to the maximum extent permitted, and shall automatically be deemed amended in a manner consistent with its objectives to the extent necessary to conform to applicable law. The invalidity or unenforceability of any provision of this Policy shall not affect the validity or enforceability of any other provision of this Policy. This Policy is intended to comply with, shall be interpreted to comply with, and shall be deemed automatically amended to comply with Section 303A.14 of the NYSE Listed Company Manual, and any related rules or regulations promulgated by the SEC or the NYSE including any additional or new requirements that become effective after October 2, 2023.

Section 18. Acknowledgement. Covered Individuals must sign the acknowledgment in the form of Annex A as soon as practicable after the later of (i) the effective date of this Policy or (ii) the date on which the individual is appointed to a position as a Covered Individual.
Adopted by the Board of Directors on November 17, 2023

ANNEX A
ACKNOWLEDGMENT AND AGREEMENT
I acknowledge that I have received and reviewed a copy of the Norfolk Southern Corporation Incentive-Based Compensation Recovery Policy (as may be amended from time to time, the “Policy”) and agree to be bound by and subject to its terms and conditions for so long as I am a “Covered Individual” under the Policy. I further acknowledge, understand and agree that, as a Covered Individual, the Policy could affect the compensation I received or may be entitled to receive from Norfolk Southern Corporation or its subsidiaries under various agreements, plans and arrangements with Norfolk Southern Corporation or its subsidiaries. To the extent permitted by law, I hereby authorize Norfolk Southern Corporation to deduct from my wages and other forms of compensation (including but not limited to bonus, incentive, and equity compensation) any reimbursement or recovery pursuant to this Policy.

Signed:     ______________________

Print Name:     ______________________

Date:         ______________________

i The company may determine whether the board of directors, or a committee of independent directors of the board of directors (under NYSE rules) should be charged with oversight of this policy
ii The NYSE listing standards, consistent with SEC Rule 10D-1, require issuers to recover erroneously awarded incentive-based compensation “reasonably promptly.” Neither the NYSE listing standards nor SEC Rule 10D-1 define the phrase. In evaluating whether an issuer is recovering erroneously awarded incentive-based compensation reasonably promptly, the exchange will consider whether the issuer is pursuing an appropriate balance of cost and speed in determining the appropriate means to seek recovery, and whether the issuer is securing recovery through means that are appropriate based on the particular facts and circumstances of each executive officer that owes a recoverable amount
iii An accounting restatement due to the material noncompliance of the issuer of any financial reporting requirement under the securities law would include both: (i) “Big R” restatements, which stem from an error was material to previously issued financial statements (requiring a company to file an Item 4.02 Form 8-K); and (ii) “little r” restatements, which correct errors that were not material to previously issued financial statements but that would result in a material misstatement in the current period if (x) the error was left uncorrected in the current period or (y) the correction of the error was recognized only in the current period
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